UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


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                                   :
          In the Matter of              :
                                   :
     ENTERGY GULF STATES, INC.          :    CERTIFICATE PURSUANT TO
                                   :               RULE 24
          File No. 70-8721              :
                                   :
 (Public Utility Holding Company Act of 1935)     :
                                   :
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           This  is  to  certify, pursuant to Rule 24  under  the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. (the "Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 16, 1996.

           On May 20, 1998, the Parish of Iberville, State of Louisiana (the "Issuer") issued and sold, to Morgan Stanley & Co. Incorporated, Morgan Keegan & Company, Inc., Stephens Inc. and Doley Securities, Inc., as underwriters, pursuant to a Bond Purchase Agreement dated as of May 14, 1998, $21,600,000 Parish of Iberville, State of Louisiana 5.70% Pollution Control Revenue Refunding Bonds (Entergy Gulf States, Inc. Project) Series 1998 (the "Bonds"), issued pursuant to the Trust Indenture between the Issuer and and Hancock Bank of Louisiana, as trustee. The proceeds of such sale are to be used to redeem $21,600,000 in aggregate principal amount of the Issuer's Pollution Control
Revenue Bonds 1976 Series A (Gulf States Utilitities Company Project) pursuant to the Refunding Agreement dated as of May 1, 1998 between the Issuer and the Company.

          Attached hereto are:

          Exhibit B-3(a)   -    Execution  form of the  Refunding
                         Agreement relating to the Bonds.

          Exhibit B-11(a)   -   Execution form of Trust Indenture
                         relating to the Bonds.

          Exhibit F-1(b)   -   Post-effective opinion of Laurence
                         M.  Hamric, Associate General Counsel  -
                         Corporate  and  Securities  of   Entergy
                         Services, Inc., counsel for the Company.

          Exhibit F-2(b)   -    Post-effective opinion of Reid  &
                         Priest LLP, counsel for the Company.

           IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 29th day of May, 1998.


                                 ENTERGY GULF STATES, INC.



                                 By:    /s/ Louis E. Buck
                                          Louis E. Buck
                                        Vice President and
                                     Chief Accounting Officer